OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number:        3235-0145
                                                    Expires:    October 31, 1997
                                                    Estimated average burden
                                                    hours per response.....14.90
                                                    ----------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.3)*



                            COIN BILL VALIDATOR, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    192583102
              ---------------------------------------------------
                                 (CUSIP Number)


                                Mr. Stephen Katz
                           Odyssey Financial Company
       20 East Sunrise Highway, Suite 200, Valley Stream, New York 11581
                                 (516) 887-0491
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 2, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

================================================================================
CUSIP NO. 192583102                                          PAGE __ OF __ PAGES
================================================================================
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Odyssey Financial Company
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [X]
                                                                      (b) [_]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                        [_]


--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York State

--------------------------------------------------------------------------------

   NUMBER OF      7       SOLE VOTING POWER
     SHARES
  BENEFICIALLY            0
    OWNED BY
      EACH       ---------------------------------------------------------------
   REPORTING
     PERSON       8       SHARED VOTING POWER
      WITH
                          0

                 ---------------------------------------------------------------

                  9       SOLE DISPOSITIVE POWER

                           200,000
                 ---------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              200,000
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [_]


--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.3%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

================================================================================
CUSIP NO. 192583102                                          PAGE __ OF __ PAGES
================================================================================
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Stephen Katz
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              Not applicable.

--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                        [_]


--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
--------------------------------------------------------------------------------

   NUMBER OF      7       SOLE VOTING POWER
     SHARES
  BENEFICIALLY            539,185
    OWNED BY
      EACH       ---------------------------------------------------------------
   REPORTING
     PERSON       8       SHARED VOTING POWER
      WITH
                          0

                 ---------------------------------------------------------------

                  9       SOLE DISPOSITIVE POWER

                           76,665
                 ---------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              539,185
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [_]


--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              19.1%

--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN

--------------------------------------------------------------------------------

CUSIP No. 192583102


           This Amendment No. 3 to Schedule 13D is being filed to report a change in the number of Common Shares previously reported as beneficially owned by Stephen Katz. Except as set forth in Item 5 below, the information previously set forth in this Schedule 13D remains unchanged.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) The number of Common Shares beneficially owned by Odyssey is 200,000, comprising 7.3% of the outstanding Common Shares. The number of Common Shares beneficially owned by Katz is 539,185 (after giving effect to the withdrawal in May and June 1996 of 13,200 Common Shares, and on January 2, 1997 of 29,500 Common Shares, from the voting trust for which Katz acts as voting trustee, and the acquisition by Katz of 10,000 Common Shares on January 2, 1997, and including 66,665 Common Shares subject to options that will vest and become exercisable on March 19, 1997, which Common Shares are deemed beneficially owned by Katz as of January 18, 1997), comprising 19.1% of the outstanding Common Shares.

           (b) The number of Common Shares as to which Katz has sole voting power is 539,185 (after giving effect to the withdrawal in May and June 1996 of 13,200 Common Shares, and on January 2, 1997 of 29,500 Common Shares, from the voting trust for which Katz acts as voting trustee, and the acquisition by Katz of 10,000 Common Shares on January 2, 1997, and including 66,665 Common Shares subject to options that will vest and become exercisable on March 19, 1997, which Common Shares are deemed beneficially owned by Katz as of January 18,
1997) of which Odyssey has sole dispositive power as to 200,000 Common Shares and Katz has sole dispositive power as to 76,665 Common Shares.

           (c) (i) On May 21, 1996, Vogel removed and gave as a gift 1,000 Common Shares from a nominee account all of the Common Shares of which were to have been included in the voting trust. On June 24, 1996 and June 26, 1996, Vogel withdrew 2,500 and 9,700 Common Shares, respectively, from the voting trust (which Common Shares were distributed to Vogel).

                      (ii) On January 2, 1997, the Trust withdrew 29,500 Common Shares from the voting trust (which Common Shares were distributed to the Trust.) On such date, in a private transaction, Katz purchased 10,000 of such Common Shares from the Trust for an aggregate purchase price of $70,000.

                      (iii) On March 19, 1997, options to purchase an aggregate of 66,665 Common Shares (including Incentive Stock Options granted under the Company's 1994 Stock Option Plan to purchase 16,666 Common Shares at an exercise price of $6.00 per share; Non-Qualified Stock Options granted under the Company's 1994 Stock Option Plan to purchase 16,666 Common Shares at an exercise price of $6.00 per share; and Non-Qualified Stock Options granted under the Company's 1996 Stock Option Plan to purchase 33,333 Common Shares at an exercise price at $6.60 per share) will vest and become exercisable by Katz. Accordingly, as of January 18, 1997, Katz may be deemed to beneficially own 66,665 Common Shares subject to such options.

           (d) Odyssey currently has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 200,000 Common Shares as to which Katz exercises sole voting power. The Trust currently has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 163,520 Common Shares as to which Katz exercises sole voting power. Vogel currently has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of,

CUSIP No. 192583102


99,000 Common Shares as to which Katz exercises sole voting power. Katz currently (i) exercise sole voting power as to, and (ii) has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 76,665 Common Shares.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 21, 1997                ODYSSEY FINANCIAL COMPANY


                                       By:    /s/ Stephen Katz
                                           -----------------------------
                                           Stephen Katz, General Partner


                                       By:    /s/ Stephen Katz
                                           -----------------------------
                                           Stephen Katz